Exhibit 16.1

March 14, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 14, 2019, of Limoneira Company and are in agreement with the statements contained in the second sentence of the first paragraph and in the second, third and fourth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP